FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: February 1, 2008	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
January 29, 2008	AMEX: SMC

CENTRAL SUN REPORTS POSITIVE EXPLORATION DRILL RESULTS IN LIMON MINE AREA, NICARAGUA

CONFERENCE CALL

Central Sun Mining Inc. (the “Company”) has scheduled a conference call for analysts and investors on Wednesday, January 30, 2008 at 11:00 a.m. (Eastern) to provide an update on its exploration and operations activities.

Conference Call

To participate in the conference call, please dial 416-641-6132 or 1-866-226-1792 about five minutes prior to the start of the call.

EXPLORATION UPDATE

Central Sun Mining Inc. has completed the first two diamond drill holes of a planned 10,000 metre program in the Limon Mine area. The first target area being tested is the potential downdip and on strike extensions of the Santa Pancha orebody as shown on the vertical longitudinal section (Figure 1). The Santa Pancha orebody, which has the highest grade of the Limon Mine area deposits, is currently being mined on the 100 metre level at a reserve grade of approximately 5.6 g Au/t.

Both completed drill holes LM-08-001 and LM-08-002, spaced about 90 metres apart, intersected an approximately 15 metre wide zone of epithermal quartz vein breccia about 160 metres below the current mining activities being conducted at the Santa Pancha Mine. Results are shown in Table 1. Hole LM-08-001 intersected 5.83 g Au/t (4.99 cut) over a 12.3 metre true width including 9.62 g Au/t (8.03 cut) over a 6.5 metre true width. Hole LM-08-002 also intersected a similar width of quartz vein breccia in the same structure as the first hole but not as strongly mineralized. Hole LM-08-003 in progress will test this structure a further 90 metres along strike to the south.

Dr. Bill Pearson, P.Geo., Executive Vice President, Exploration commented, “These initial results confirm that the mineralized structure extends to at least 160 metres below the present mining with areas of significant gold mineralization. This is a major structure that is open both along strike to the south and down dip. The additional planned holes will further test this potential. A program of downhole induced polarization surveys will be carried out to help determine the best locations for additional deeper drill holes on this structure.”

The Santa Pancha structure, located about 4km east of the Limon processing plant strikes N20E and extends for approximately 2.5km along strike as shown in Figure 2. The target zone being tested as shown on the longitudinal section (Figure 1) extends for approximately 650 metres along strike from the No. 2 shaft area southwards. The vertical extent of the target zone is between 100 to 150 metres; however, the full potential extent of the epithermal vein system at depth has not been tested and remains open. Historical drilling in three deeper holes in the southern part of the target area intersected significant values of 28.93 g Au/t over 2.3 metres true width, 7.94 g Au/t over 8.85 metres true width and 4.57 g Au/t over 4.41 metres true width. A series of six (6) holes as shown on the vertical longitudinal are initially planned to test the target with the third hole LM-08-003 now in progress.

A second drill rig has arrived in Nicaragua and will be testing targets in the Orosi Mine area. A third drill also has been confirmed for delivery in April 2008. Line cutting for induced polarization (IP) surveys at Mestiza located 70km east of Limon is in progress. Data compilation for all properties as well as regional targets is in progress with geological mapping and sampling initiated in several areas. As previously reported, the exploration program for 2008 is budgeted at $7 million and will include 25,000+ metres of diamond drilling.

OPERATIONS UPDATE

During November and December of 2007, the Limon Mine met production expectations with 6,496 ounces of gold being produced. The Limon Mine is expected to produce 45,000 ounces of gold in 2008 and increasing to 50,000 ounces in 2009.

The Orosi Mill Project is on schedule and progressing as planned. The mobilization of the complete mill facilities and equipment from Elko, Nevada has been completed. To date, more than 80 percent of the equipment required to rebuild the Mill at the Orosi Mine has arrived and cleared customs in Nicaragua. By the end of February, it is expected that all major pieces of the Mill equipment will be on site. Construction activities have started and the construction contractor has mobilized and is on site.

Graham A. Speirs, P.Eng. Chief Operating Officer stated, “With the great efforts made by its mining team in 2007, the Limon Mine is off to an excellent start and we expect to meet or exceed our 2008 projections. The Orosi Project is also progressing very well. We continue to be on track for the completion of the project in the first quarter of 2009. Everyone has risen to the occasion and understands the importance of getting the Orosi Mine back into operation as quickly as possible. We feel there are opportunities to improve the schedule and are working towards this goal.”

SAMPLING, ASSAYING AND QUALITY CONTROL

The core (NQ 47.6 mm) is logged, photographed and then sawn in half with one-half sent to the laboratory for analysis and the other half retained and stored on site. All core samples were prepared and assayed at the Company’s Limon Mine laboratories. The Limon mine laboratory has a separate preparation circuit for exploration samples so that these are prepared and analyzed separately from run-of-mine samples. Samples for the Orosi drill program will be analyzed at the Orosi Mine laboratory. A second circuit is currently being installed at the Orosi laboratory however no run-of-mine samples are currently being assayed at this facility.

Both the Limon and Orosi Mine laboratories use normal industry procedures. The entire half-core samples are crushed to pass 10-mesh-size sieve, a 1/4 split is then pulverized to have greater than 90% passing the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays are performed at a certified Canadian commercial laboratory and certified external reference standards are inserted into each batch.

Table 1A: Summary of Significant Drilling Results, Santa Pancha, Limon Mine area

Hole(i)	From (m)	To (m)	Core Length (m)	True Width (m)	Gold (g/t)		Zone
					Uncut	Cut(ii)
LM-08-001	235.15	253.50	18.35	12.3	5.83	4.99	Santa Pancha
incl.	237.70	247.45	9.75	6.5	9.62	8.03
LM-08-002	237.24	241.80	4.56	3.2	1.80		Santa Pancha

(i) All holes are NQ core size

(ii) High sample assays capped at 25 Au g/t following the practice at the Santa Pancha mine;

the cut values were established geostatistically.

Table 1B: Collar Coordinates and Orientations of Drill Holes, Santa Pancha, Limon Mine

Hole	Easting	Northing	Elev.	Length	Az(i)	Dip(i)
LM-08-001	19407.47	13641.67	60.09	294.00	291	-67
LM-08-002	19378.73	13555.98	60.45	283.65	291	-69

(i) All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

QUALIFIED PERSON

Dr. Bill Pearson, P. Geo, Executive Vice President, Exploration for Central Sun Mining, is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. The laboratory process reported herein and the internal quality control information are reviewed regularly by Dr. Pearson. Dr. Pearson has read and approved this news release.

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines as well as exploring its extensive land holdings.

For further information, please contact:

Peter W. Tagliamonte, President & CEO

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company’s strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. ”Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.